December 13, 2010

Mr. John M. Hartz Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE — MS 7010 Washington, D.C. 20549-7010	Filed via EDGAR

Re:	Waste Connections, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 1-31507 Response to Comment Letter
Dear Mr. Hartz:
On behalf of Waste Connections, Inc. (the “Company”), I hereby set forth the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 10, 2010. The Staff’s comments are repeated below in bold, and are followed by the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2009
Business
“Our Growth Strategy”
Legal Proceedings, page 22
1.
Confirm to us that at the time the NMED denies a permit on the original site in Chaparral or issues a permit on the new 325 acre site, you will consider the assets associated with the original location to be impaired.

The Company confirms that it will consider the Rhino Solid Waste, Inc. landfill permit and any accumulated post-acquisition development costs associated with the Chaparral property to be impaired if (a) the New Mexico Environment Department (“NMED”) denies a landfill permit on the original site in Chaparral and the applicable 30-day appeal period lapses without appeal, or the NMED’s decision is appealed but is ultimately affirmed on appeal, or (b) the NMED issues a landfill permit on the new 325-acre site and the applicable 30-day appeal period lapses without appeal, or the NMED’s decision is appealed but is ultimately affirmed on appeal.

Mr. John M. Hartz
U.S. Securities and Exchange Commission
December 13, 2010

* * * *
In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please refer any questions or comments you may have to the undersigned at (916) 608-8200.
Regards,
/s/ Worthing F. Jackman
WORTHING F. JACKMAN
Executive Vice President and Chief Financial Officer
cc: Kevin Stertzel (SEC)